UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO
ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT
LAWS OF SUCH JURISDICTION

For immediate release

13 May 2015

Availability of Agreement on Websites of Shell and BG

On 8 April 2015, Royal Dutch Shell plc (“Shell”) and BG Group plc (“BG”)
announced the terms of the recommended cash and share offer to be made by Shell for the entire issued and to be issued share capital of BG (the "Combination").
In connection with the implementation of the Combination, Shell and BG (together with their legal counsel, Slaughter and May and Freshfields Bruckhaus Deringer
LLP respectively) entered into an agreement on 13 May 2015 which provides for the protection of certain commercially sensitive information which is shared between BG and Shell and their legal counsel for the purposes of preparing any antitrust or regulatory filings (the “Agreement”).
In accordance with Rule 26.2 of the City Code on Takeovers and Mergers (the
"Code"), a copy of the Agreement is now available on the website of Shell at
www.shell.com and on the website of BG at www.bg-group.com.
In accordance with Rule 26.1 of the Code, a copy of this announcement will also be available on the website of Shell at www.shell.com and on the website of BG at www.bg-group.com by no later than 12 noon (London time) on the business day following this announcement.
Enquiries:
Shell
Shell Media Relations
International:         +44 207 934 5550
Americas:         +1 713 241 4544
Shell Investor Relations

Europe:         + 31 70 377 4540
United States:         +1 832 337 2034
BG
Media
Lachlan Johnston       +44 118 929 2942
Kim Blomley        +44 118 938 6568
Out of Hours Media Mobile       +44 7917 185 707
Investors
Mark Lidiard        +44 118 929 2079
Siobhán Andrews       +44 118 929 3171
Ian Wood        +44 118 929 3829
Investor Relations       +44 118 929 3025
Additional information
This Announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise nor shall there be any sale, issuance or transfer of securities of Royal Dutch Shell plc or BG Group plc pursuant to the Combination in any jurisdiction in contravention of applicable laws.
This Announcement does not constitute a prospectus or prospectus equivalent document.
Overseas jurisdictions
The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This
Announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 13 May 2015	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary